                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.      )
                                     -----


                         FINE.COM INTERNATIONAL CORP.
         -------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
         -------------------------------------------------------------
                        (Title of Class of Securities)


                                  317823 10 2
         -------------------------------------------------------------
                                (CUSIP Number)


                                 JULY 31, 1998
         -------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)

    [X]  Rule 13d-1(c)

    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------                                  ---------------------
 CUSIP NO. 317823 10 2            SCHEDULE 13G             PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSONS
 1 I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS (ENTITIES ONLY) ALBERTO BLANCO
      [NOT APPLICABLE]

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. CITIZEN

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                         SOLE VOTING POWER
                     5
    NUMBER OF            144,499/(2)/

     SHARES        -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
     REPORTING            144,499/(2)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      144,499

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      AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10    (IF APPLICABLE, CHECK)  [ ]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW "9"
11
      5.4%/(1)/

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      TYPE OF REPORTING PERSON*
12
      IN

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  (1)   Calculated in accordance with Act Rule 13d-3; based on 2,669,590 shares of common stock, consisting of 2,415,935 shares outstanding as of close of business on June 15, 1998 (as reflected in Issuer's Form 10-QSB for the quarter ended April 30, 1998) and a total of 253,655 shares issued in connection with the Agreement and Plan of Merger effective 7/31/98 between Issuer and Meta4 Digital Design, Inc. (the "Merger Transaction").
  (2) Of the 144,499 shares issued to Reporting Person in the Merger Transaction, 24,302 of such shares are pledged to Issuer as collateral security for performance of obligations under the Merger Transaction.

   *    See Instructions.

-----------------------                                  ---------------------
 CUSIP NO. 317823 10 2            SCHEDULE 13G             PAGE 3 OF 4 PAGES
-----------------------                                  ---------------------

ITEM 1.  (a)  Issuer                           FINE.COM INTERNATIONAL CORP.

         (b)  Principal Executive Offices      1525 FOURTH AVENUE, SUITE 800
                                               SEATTLE, WASHINGTON  98101-2915

ITEM 2.  (a)  Person Filing                    ALBERTO  BLANCO

         (b)  Principal Pusiness Office
              or, if none, Residence           293 EISENHOWER PARKWAY, SUITE 270
                                               LIVINGSTON, NEW JERSEY 07039

         (c)  Citizenship                      U.S. CITIZEN

         (d)  Title of Class of Securities     COMMON STOCK

         (e)  CUSIP Number                     317823 10 2

ITEM 3.  Statement Filed Pursuant (S) 240.13d-1(b) or (S) 240.13d-2(b) or (c),
         by:

         (a)  [ ] Broker or dealer registered under Act (S) 15 (15 U.S.C. 78o)


         (b)  [ ] Bank as defined in Act (S) 3(a)(6) (15 U.S.C. 78c)


         (c)  [ ] Insurance company as defined in Act (S) 3(a)(19) (15 U.S.C.
                  78c)

         (d) [ ] Investment company registered under (S) 8, Investment Company Act of 1940 (15 U.S.C. 80a-8)

         (e)  [ ] Investment adviser in accordance with (S) 240.13d-1(b)(1)(ii)
                  (E)

         (f)  [ ] Employee benefit plan or endowment fund in accordance with
                  (S) 240.13d-1(b)(1)(ii)(F)

         (g)  [ ] Parent holding company or control person in accordance with
                  (S) 240.13d-1(b)(1)(ii)(G)

         (h) [ ] Savings association as defined in (S) 3(b), Federal Deposit Insurance Act (12 U.S.C. 1813)

         (i) [ ] Church plan excluded from the definition of an investment company under (S) (c)(14), Investment Company Act of 1940 (15 U.S.C. 80a-3)

         (j)  [ ] Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J)

         Statement Filed Pursuant (S) 240.13d-1(c) (if applicable, check)  [X]

ITEM 4.  Ownership of More than Five Percent of Class.

         (a)  Amount beneficially owned        144,499

         (b)  Percentage of class              5.4%/(1)/

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or
                    direct the vote            144,499/(2)/

              (ii)  shared power to vote or
                    to direct the vote         -0-

              (iii) sole power to dispose
                    of or direct disposition   144,499(2)

              (iv)  shared power to dispose
                    of or direct disposition   -0-

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  (1)  Calculated in accordance with Act Rule 13d-3; based on 2,669,590 shares of common stock, consisting of 2,415,935 shares outstanding as of close of business on June 15, 1998 (as reflected in Issuer's Form 10-QSB for the quarter ended April 30, 1998) and a total of 253,655 shares issued in connection with the Agreement and Plan of Merger effective 7/31/98 between Issuer and Meta4 Digital Design, Inc. (the "Merger Transaction").
  (2) Of the 144,499 shares issued to Reporting Person in the Merger Transaction, 24,302 of such shares are pledged to Issuer as collateral security for performance of obligations under the Merger Transaction.

-----------------------                                  ---------------------
 CUSIP NO. 317823 10 2            SCHEDULE 13G             PAGE 4 OF 4 PAGES
-----------------------                                  ---------------------

Item 5.  Ownership of Five Percent or
         Less of Class)                        [NOT APPLICABLE]

Item 6.  Ownership of More than Five
         Percent of Class on Behalf of
         Another                               [NOT APPLICABLE]

Item 7.  Identification and Classification
         of Subsidiary Which Acquired
         Security Being Reported on By
         Parent Holding.                       [NOT APPLICABLE]

Item 8.  Identification and Classification
         of Members of Group                   [NOT APPLICABLE]

Item 9.  Notice of Dissolution of Group        [NOT APPLICABLE]

Item 10. Certification.

         Statement Filed Pursuant to (S) 240.13d-1(c). By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        AUGUST 10, 1998
                                               ---------------------------------
                                                              Date

                                             X         /S/ ALBERTO BLANCO
                                               ---------------------------------
                                                           Signature

                                                         ALBERTO BLANCO
                                               ---------------------------------
                                                           Name/Title